Exhibit 99.1

COMMENTS CONCERNING FORWARD LOOKING STATEMENTS

From time to time, we may make “forward-looking” statements and comments in our public filings (including this report on Form 10-K), press releases and in other forums, such as other publications and analysts conference calls. These “forward looking” statements and comments (which may be oral or written), generally identified with words such as “believe,” “expect,” “anticipate” and similar expressions, are based on our current plans and objectives for future operations, including future business strategies and planned transactions. These comments are inherently “forward-looking” in nature and are subject to a number of risks and uncertainties, including those discussed below. You should recognize that our actual results of operations could differ materially if our beliefs inherent in these statements and comments prove to be inaccurate.

When we make forward-looking statements, they are based upon information available to us on the date such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that Vesta agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, Vesta has a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not Vesta’s responsibility.

The following discussion identifies the material facts and circumstances that we believe present a potential risk to Vesta’s ability to achieve its anticipated performance described or implied in any forward-looking statements, together with a brief statement of the general nature in which our performance is most likely to be adversely affected (if at all) as a result of those facts and circumstances. Obviously, the determination and presentation of a “risk factor” in this manner is an inherently uncertain process, as we cannot predict with certainty which facts and circumstances will ultimately result in adverse business consequences, or the extent of such consequences (if any). Moreover, new “risk factors” emerge from time to time, and it is not possible for us to predict all such risk factors. Accordingly, the discussion which follows should not be read as an exhaustive presentation of all potentialities which may cause Vesta’s actual results of operations to differ materially from those described or implied in any forward-looking statements, or which may otherwise erode the value of an investment in Vesta.

Our Business Is Subject To Ratings That Are Beyond Our Control

Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our rating by A.M. Best Company. Under the A.M. Best rating system, a “B+” is the minimum rating necessary maintain classification as “secure”. Many financial institutions require insurance with companies rated at least B or B+ in connection with mortgage loans, and many independent insurance agents limit their field of carriers with which they will do business to B or B+ rated carriers. Because we have grown our presence in the homeowners markets significantly since 2001, these financial strength ratings have become increasingly important to us.

In March 2003, we received notification from A.M. Best Company that it had decided to adjust the financial strength ratings of our property and casualty insurance subsidiaries from B+ (Very Good) to B (Fair). Through the year ended December 31, 2003, we do not believe that our business has experienced a significant negative impact from this adjustment. However, we continue to be exposed to the risk that this adjustment could lead to significant deterioration in selected portions of our standard property and casualty premium volume which would adversely impact the financial results of this segment.

In an effort to strengthen our statutory capital position during 2003, we divested ourselves of our health business and enhanced our utilization of reinsurance during 2003. Additionally, we completed an internal reorganization aimed at merging our non-standard auto underwriting operations with our non-standard agency operations. We believe that the merging of these operations provides management with the opportunity to seek separate financial strength rating s for our non-standard auto operations and our standard property-casualty and life insurance segments. Additionally, the merging of these operations enhances our ability to raise capital through an initial public offering of our combined non-standard operations. Finally, we continue to evaluate a possible sale or divestiture of our life business.

Although we believe the above mention measures enacted in 2003 coupled with our improved operating results and the possible sale or divestiture of our life business provides us with a strong basis to expect an improved financial strength rating for our standard property and casualty business, there can be no assurances that we will receive an improved financial strength rating in the future.

We Are Vulnerable to Catastrophic Property Loss

The greatest risk of loss we face in the ordinary course of our personal lines business is property damage resulting from catastrophic events, particularly hurricanes and tropical storms affecting Hawaii, Florida, Texas and the northeastern United States. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations. The occurrence of one or more major catastrophes in any given period could have a material and adverse impact on our results of operations and could result in substantial outflows of cash as losses are paid.

Our Subsidiaries May Be Unable to Pay Dividends

Vesta’s principal source of liquidity and capital resources to meet its holding company obligations is dividends paid by our subsidiaries. Many of our subsidiaries are insurance companies that are individually supervised by various state insurance regulators. Given our organizational structure, we rely on two subsidiaries to pay dividends to our holding company or otherwise fund our holding company obligations – Vesta Fire Insurance Corporation, an Illinois domiciled insurer, and J. Gordon Gaines, Inc., a Delaware business corporation.

Transactions between Vesta and its insurance subsidiaries, including the payment of dividends, are subject to certain limitations under the insurance laws of those subsidiaries’ domiciliary states. The insurance laws of the state of Illinois, where Vesta Fire is domiciled, permit the payment of dividends out of earned surplus in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of 10% of statutory surplus as of the end of the preceding year or the net income for the preceding year, with larger dividends payable only after receipt of prior regulatory approval. The Illinois Insurance Department has indicated that these dividend limitations prohibit the payment of dividends if the insurer has negative or zero “unassigned funds” at the end of the prior year, as reported on its statutorily required annual statement. Our lead insurance subsidiary, Vesta Fire, reported negative “unassigned funds” on its annual statement for 2002, and is expected to continue to report negative unassigned funds for the foreseeable future. Accordingly, we may not be able to declare and pay a dividend from our lead insurance company subsidiary for the foreseeable future without prior approval. There can be no assurance that Vesta Fire will be able to obtain the requisite regulatory approval for the payment of dividends.

J. Gordon Gaines, Inc. provides administrative services to all of our property – casualty insurance subsidiaries in exchange for fees pursuant to an administrative services agreement and, with respect to out Texas Select Lloyds Insurance Company, an attorney-in-fact agreement. These management agreements are subject to certain regulatory standards which generally require its terms and fees to be fair and reasonable. The Illinois or Texas Departments of Insurance may review these agreements from time to time to insure the reasonableness of their terms and fees, and it is possible that such terms and fees could be modified to reduce the amounts available to our holding company.

If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to Earnings

We maintain reserves to cover our estimated ultimate liability for losses and related expenses with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we cannot be sure that ultimate losses and related expenses will not materially exceed our reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation.

We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts

Although we reinsure a significant portion of potential losses on the policies that we issue, we initially must pay all claims and then seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid that we expect to recover from reinsurers, we can never be certain that we will be able to ultimately collect those amounts. The uncollectability of these amounts may arise from the reinsurer being unable to pay the amounts recoverable, a dispute of our calculation of the amounts recoverable, or a dispute of the terms of the reinsurance treaty.

The Personal Lines Insurance Business is Highly Competitive, and We May Not Be Able to Compete Effectively Against Larger, Better Capitalized Companies

We compete with dozens of property and casualty insurance companies, many of which are better capitalized than us and have higher A.M. Best ratings than us. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We believe that the superior capitalization of many of our competitors enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the internet. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force.

We Depend On Independent Agents Who May Discontinue Sales of Our Policies at Any Time

Our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents find it easier to do business with our competitors, it would be difficult to renew our existing business or attract new business. Because we do business with approximately 4,725 agencies, we cannot rely on the independent agents’ loyalty to us. Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as easy as possible, we cannot be sure that these agents will continue to sell our insurance to the individuals they represent.

We May Be Unable To Reinsure Our Insurance Risks On Favorable Terms

We have historically purchased various types of reinsurance to minimize our net exposure to losses, and the amount and nature of the reinsurance we elect to purchase depends upon its pricing and availability. Since mid 2000, we have increased our exposure in the standard lines segment in catastrophe prone areas such as Florida and Texas, and we have entered the non standard automobile market with the development of our non standard underwriting segment, complemented by our non standard auto agency operation. While we have been increasing our exposure to losses in these markets, the pricing of reinsurance has increased. While we expect to continue to purchase reinsurance consistent with historical practices and to provide near term capital enhancements, it may cost us more to do so, thereby adversely affecting our underwriting profits. If we are unable to purchase reinsurance on terms that we consider reasonable, then we may elect to retain more underwriting risk than we have in the past.

If Our Non Standard Auto Agency Operation Produces Insurance Business That Results In High Losses To The Insurers And Reinsurers That Bear The Underwriting Risk, Then Our Commission Income Will Suffer And We May Ultimately Lose Agency Contracts.

Although the minimum commissions and policy fees that we earn under a typical agency contract will be relatively stable, we expect to earn a substantial amount in this segment from “profit sharing” commissions in excess of the contractual minimums. If we are unable to produce non standard auto policies that result in a level of losses in relation to written premium (i.e., loss ratios) below the levels stated in our agency contracts with insurers and reinsurers that bear the underwriting risk on these policies, then (i) we will not collect the “profit sharing” commissions that we expect to collect, which will materially and adversely affect our income in this segment, and (ii) the continuation of our agency relationship with the affected insurers and reinsurers may ultimately be jeopardized.

Our success depends on our ability to price the risks we underwrite accurately.

The results of our operations and the financial condition of our insurance company subsidiaries depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. If we fail to assess accurately the risks that we assume, we may fail to establish adequate premium rates, which could reduce our income and have a material adverse effect on the profitability of our insurance company subsidiaries.

In order to price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques; and

•	changes in legal standards, claim settlement practices, medical care expenses and automobile repair costs.

Consequently, we could underprice risks, which would negatively affect our profit margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, the profitability of our insurance company subsidiaries could be materially and adversely affected.

We are subject to comprehensive regulation that may restrict our ability to earn profits.

We are subject to comprehensive regulation and supervision by government agencies in Illinois, the state in which our insurance company subsidiaries are domiciled, as well as in the states where our subsidiaries sell insurance products, issue policies and handle claims. Certain states impose restrictions or require prior regulatory approval of certain corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. These regulations provide safeguards for policyowners and are not intended to protect the interests of stockholders. Our ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner, is and will continue to be critical to our success.

Required Licensing. We operate under licenses issued by various state insurance authorities. If a regulatory authority denies or delays granting a new license, our ability to enter that market quickly or offer new insurance products in that market can be substantially impaired.

Transactions Between Insurance Companies and Their Affiliates. Transactions between our insurance company subsidiaries and their affiliates (including us) generally must be disclosed to state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of Insurance Rates and Approval of Policy Forms. The insurance laws of most states in which we operate require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. Accordingly, our ability to respond to market developments or increased costs in that state can be adversely affected.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurance company’s ability to exit a market. For example, certain states limit an automobile insurance company’s ability to cancel or not renew policies. Some states prohibit an insurance company from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. These laws and regulations could limit our ability to exit or reduce our writings in unprofitable markets or discontinue unprofitable products in the future.

Other Regulations. We must also comply with regulations involving, among other things:

•	the use of non-public consumer information and related privacy issues;

•	the use of credit history in underwriting and rating;

•	limitations on the ability to charge policy fees;

•	limitations on types and amounts of investments;

•	the payment of dividends;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	reporting with respect to financial condition; and

•	periodic financial and market conduct examinations performed by state insurance department examiners.

Compliance with laws and regulations addressing these and other issues often will result in increased administrative costs. In addition, these laws and regulations may limit our ability to underwrite and price risks accurately, prevent us from obtaining timely rate increases necessary to cover increased costs and may restrict our ability to discontinue unprofitable relationships or exit unprofitable markets. These results, in turn, may adversely affect our profitability or our ability or desire to grow our business in certain jurisdictions, which could have an adverse effect on your investment. The failure to comply with these laws and regulations may also result in actions by regulators, fines and penalties, and in extreme cases, revocation of our ability to do business in that jurisdiction. In addition, we may face individual and class action lawsuits by our insureds and other parties for alleged violations of certain of these laws or regulations.

Regulation may become more extensive in the future, which may adversely affect our business.

We cannot assure you that states will not make existing insurance-related laws and regulations more restrictive in the future or enact new restrictive laws. New or more restrictive regulation in any state in which we conduct business could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. In such events, we may seek to reduce our writings in, or to withdraw entirely from, these states. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. We are unable to predict whether and to what extent new laws and regulations that would affect our business will be adopted in the future, the timing of any such adoption and what effects, if any, they may have on our operations, profitability and financial condition.

For example, in 2003, legislation was passed in Texas that has been described as comprehensive insurance reform affecting the homeowners and automobile insurance business. We write a significant amount of homeowners and automobile insurance premium in the state of Texas. Although the new reforms are significant, the primary rate regulation provisions do not apply directly to our business in Texas due applicable exemptions in the legislature. However, because the Texas Commissioner of Insurance has been given broader rulemaking authority under the new law, we cannot determine the ultimate impact this legislation will have on our business until certain rules are developed by the Commissioner. Any rule changes that would increase the regulation our rate and other underwriting practices would likely increase our regulatory costs and reduce our rate flexibility, which could make our Texas business less profitable and prompt us to change the way we underwrite risk in Texas.

Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Our insurance company subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of their state of domicile, Illinois. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or NAIC, require our insurance company subsidiaries to report their results of risk-based capital calculations to state departments of insurance and the NAIC.

Our statutory surplus was $203.8 million as of December 31, 2003. However, this level of surplus will be negatively impacted in the first quarter of 2004 by $55.8 million resulting from charges related to our 1997 20 percent whole account quota share and other disputed reinsurance treaties, which was recorded as a charge of $65.9 million in the fourth quarter of 2003 for GAAP financial reporting purposes. Although the statutory and GAAP charges related to the same reinsurance arbitrations and disputes, the statutory charges vary from the GAAP charges due to the recording of valuation allowances in prior periods in accordance with statutory reporting guidelines that are not required for GAAP financial reporting. With the recording of these charges, we will no longer have any exposure related to the 1997 20 percent whole account quota share from a statutory surplus basis.

We believe that $55.8 million statutory charges in the first quarter of 2004 could result in our statutory surplus falling below the “company action” level as defined by the NAIC. In the event an insurance company’s statutory surplus falls below company action level, regulations require that the company submit a plan that details management’s proposed actions to increase statutory surplus. Although we are not currently required to submit such a plan, we believe the actions contemplated below under the caption, “Anticipated Transactions” would adequately address our statutory surplus needs.

Based on our statutory surplus level at December 31, 2003, we had four NAIC Insurance Regulatory Information System (“IRIS”) ratios that unfavorably varied from the normal range. We submitted a plan to the Illinois Department of Insurance detailing our plan to resolve these variances, including requesting dividends from other insurance company subsidiaries as well as the liquidation of certain non-qualifying investments. The Illinois Department of Insurance is aware of these variances and, as of March 12, 2004, has not suggested any corrective action.

The charge we have incurred associated with the 1997 20 percent whole account quota share could result in additional unfavorable IRIS ratio variances. In the event that additional IRIS ratios fall outside of the favorable range, we will update and submit our year-end plan.

Our failure to pay claims accurately could adversely affect our business, financial results and capital requirements.

We must accurately evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately, including the training and experience of our claims representatives, the culture of our claims organization and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results and capital requirements.

In addition, if we do not train new claims employees effectively or if we lose a significant number of experienced claims employees, our claims department’s ability to handle an increasing workload as we grow could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, we could suffer decreased quality of claims work, which in turn could lower our operating margins.

We face litigation risks which, if decided adversely to us, could impact our financial results.

We are named as a defendant in a number of lawsuits, including a purported class action lawsuit. These lawsuits are described more fully in “Business—Legal Proceedings.” Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. The precise nature of the relief that may be sought or granted in any lawsuits is uncertain and may, if these lawsuits are determined adversely to us, negatively impact our earnings.

In addition, potential litigation involving new claim, coverage and business practice issues could adversely affect our business by changing the way we price our products, extending coverage beyond our underwriting intent or increasing the size of claims. Recent examples of some emerging issues include a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to claims handling practices such as total loss evaluation methodology and the alleged diminution in value to insureds’ vehicles involved in accidents and the relatively new trend of plaintiffs targeting insurers, including automobile insurers, in purported class action litigation which seeks to recharacterize installment fees and other allowed chargers related to insurers’ installment billing programs as interest that violates state usury laws or other interest rate restrictions. The effects of these and other unforeseen emerging claim, coverage and business practice issues could negatively impact our revenues or our methods of doing business.